REFLECT SCIENTIFIC, INC.

1266 SOUTH 1380 WEST

OREM, UTAH  84058

June 8, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, DC  20549

Attn:  Deanna Virginio, Esq.

Re:

Reflect Scientific, Inc., a Utah corporation (the “Company”)

Amendment No. 4 to Registration Statement on Form 10

Filed June 1, 2021

Commission File No. 000-31377

Dear Ms. Virginio:

In response to your letter June 7, 2021, the Company provides its response to your comment as detailed below:

1.

We note your response to our prior comment and the revised disclosure on page 7, notably your statement regarding “anomalies.”  In this regard, please clarify whether the customer that represented 46.2% of revenues for the first quarter of 2021 was also a major customer for the fiscal years ended 2020 and 2019.  To the extent that such customer consistently represents a material amount of revenues, please identify the customer and include disclosure that describes the potential impact of the loss of such customer on the company. Alternatively, please explain to us why you do not believe the company is dependent on this customer.  See Item 101(h)(4)(iv) of Regulation S-K.

The customer that represented 46.2% of revenues for the first quarter of 2021 was not also a major customer for the fiscal quarters ended 2020 and 2019.  Management does not believe that the Company is dependent on this customer because, prior to the first quarter of 2021, it had never been a customer of the Company before and management has no reason to believe that the customer will represent a material amount of revenues in the future.

Please advise whether you will have any further comments on this filing.

REFLECT SCIENTIFIC, INC.

By /s/ Kim Boyce

Kim Boyce, Chief Executive Officer